04034391

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]**
For the fiscal year ended December 31, 2003.

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For transition period from __________ to __________.

Commission file number **- 0-25280**

B. Full title of the plan and address of the plan if different from that of the issuer named below:

THE INVESTMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA

25 Avenue Matignon, 75008, Paris, France

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

The Equitable Life Assurance Society of the United States
Exact name of registrant as specified in charter

13-5570651
(I.R.S. Employer Identification No.)

ANNUAL REPORT ON FORM 11-K

For the fiscal year ended December 31, 2003
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

0-25280
SEC file number, if available

SIGNATURE

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York.

Dated: June 28, 2004 By: [signature]

MaryBeth Farrell
Plan Trustee, the Officers Committee on Benefit Plans and Executive Vice President of The Equitable Life Assurance Society of the United States, Plan Sponsor

Dated: June 28, 2004 By: [signature]

Suzanne Taranto
Senior Vice President of The Equitable Life Assurance Society of the United States, Plan Sponsor

TABLE OF CONTENTS

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because there is no information to report.

* Refers to item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2003.

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

One Battery Park Plaza
New York, NY 10004-1461
Tel (212) 709-4500
Fax (212) 709-4680
E-mail: newyork.office@mitchelltitus.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers Committee on Benefit Plans,
The Equitable Life Assurance Society of
the United States

We have audited the accompanying statement of net assets available for benefits of The Investment Plan for Employees, Managers and Agents (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mitchell & Titus, LLP

New York, New York
June 25, 2004

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments		
Amounts invested under group annuity contract with Equitable:		
Separate account funds	$ 332,323,182	$ 244,350,030
Guaranteed investment contracts	602,754,710	573,526,599
Common stocks	80,276,996	46,743,821
Mutual funds	166,228,763	111,763,097
Collective trust funds	5,275,409	4,011,411
Short-term investments	43,497,185	75,947,408
Loans due from participants	18,373,088	18,518,852
Total investments	1,248,729,333	1,074,861,218
Cash	26,334	26,355
Receivables:		
Trade	524,797	1,243,005
Accrued interest	16,419	70,393
Total assets	1,249,296,883	1,076,200,971
LIABILITIES:		
Accrued expenses	180,821	117,725
Trade payables	-	1,785,875
Total liabilities	180,821	1,903,600
NET ASSETS AVAILABLE FOR BENEFITS	**$1,249,116,062**	**$1,074,297,371**

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
INVESTMENT ACTIVITIES:		
Investment income	$35,405,250	$ 38,785,883
Management fees	($905,637)	(1,056,125)
Net investment income	$34,499,613	37,729,758
Net appreciation (depreciation) in fair value of investments	$161,821,858	(145,047,722)
Net increase (decrease) in net assets resulting from investment activities	$196,321,471	(107,317,964)
CONTRIBUTIONS:		
Participants	$48,359,165	46,803,277
Employer	$16,384,380	16,244,579
Total contributions	$64,743,545	63,047,856
EXPENSES	($1,396,436)	(1,932,879)
BENEFITS PAID	($84,849,890)	(77,538,205)
Net increase (decrease)	$174,818,690	(123,741,192)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	$1,074,297,371	1,198,038,563
End of year	**$1,249,116,062**	**$1,074,297,371**

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of The Investment Plan for Employees, Managers and Agents (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document, which is the controlling document governing the provisions under the Plan, for more complete information.

General - The Plan is a defined contribution plan with a 401(k) feature and covers full time employees, managers and eligible sales associate ("Participants") of The Equitable Life Assurance Society of the United States and certain participating affiliates ("Equitable"), who have attained age twenty-one. The effective date of the Plan was July 1, 1969. The Plan is a trusteed plan funded by a group annuity contract with Equitable, investments in guaranteed investment contracts, separate accounts, common stocks, mutual funds, collective trust funds and various short-term investments. Participants may elect to invest in any of the twenty-two investment funds provided under the Plan, with loans to Participants being viewed as invested in a loan fund. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions - Participants may contribute to the Plan on a before tax or after tax basis, or a combination of both. The Plan provides that a participant's contribution may not be more than 15% of his or her annual salary. The maximum contribution percentage is subject to reduction to meet certain tests prescribed by the Internal Revenue Code (the "Code"). There is also a limit determined on a yearly basis, regarding the maximum pre-tax contributions a participant can contribute to the Plan. For 2003 and 2002, the amounts were $12,000 ($13,000 for participants eligible for a "catch up" contribution) and $11,500, respectively.

Equitable matches the Participant's contribution on a dollar for dollar basis, up to 2 1/2% of the Participant's salary. Under the Code, the 2003 maximum annual addition (participant contributions and employer contributions) cannot be greater than the lesser of $40,000 or 100% of a Participant's compensation. Effective April 29, 2002, matching contributions are made to the AXA ADR fund and must be held in that fund for twelve months prior to diversification into the other funds of the Plan. Prior to April 29, 2002, matching contributions were invested in accordance with Participant investment elections.

1. DESCRIPTION OF THE PLAN (continued)

In 1993, a profit sharing contribution was added to the Plan based on Equitable's financial performance, but not to exceed 3.5% of participant's eligible earnings. Effective in 2002, this profit sharing contribution was changed to be a discretionary profit sharing matching contribution determined annually based on Equitable's financial performance and allocated based on the Equitable matching contributions received by Participants during the year. The matching profit sharing contribution made for 2003 was about 1% of eligible participant compensation.

Participant Accounts - Each Participant's account is credited with the participant's contributions and Equitable's matching contributions and earnings on those contributions.

Vesting - Participant contributions are fully vested immediately. Participants who were hired before April 29, 2002 are 100% vested in the Equitable matching contributions. Participants hired after April 29, 2002 vest over time, based on years of service. Participants become 100% vested in their Equitable matching contributions upon completion of three years of service.

Payment of Benefits - The customary form of payment of benefits is a single sum cash payment. Other forms of payment available to those with account balances in excess of $5,000 are fixed monthly installments, and the purchase of an annuity. Required minimum distributions must also be paid.

Tax Status - The Plan obtained its last determination letter in 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving that determination letter. The Plan most recently filed for a determination letter on February 28, 2002 and is corresponding with the IRS regarding certain amendments to Plan language, but has not yet received a determination letter based on that filing. However, the Plan's administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt as of the Plan's financial statements date.

Loans - A loan provision permits Participants to borrow from their account balances. Interest rates are established quarterly at the prime rate, plus two percentage points, as defined in the Plan, with repayment periods ranging from one to five years.

Expenses - Certain administrative costs of the Plan are paid by the Plan. These costs are allocated to each fund based upon the percentage of the fund's asset value to the Plan's total asset value.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments and Income Recognition - The Plan's investment in separate account funds is presented at the Plan's pro-rata share of the separate accounts' fair value. Investment contracts representing fully benefit responsive investment contracts are presented at contract value. The Plan's investments in common stocks, mutual funds and collective trust funds are presented at fair value. Investments in short-term investments are presented at amortized cost that approximates fair value. Loans due from Participants are valued at cost that approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comparative Data - Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

3. PLAN TERMINATION

Although the Plan is intended to continue, Equitable reserves the right to terminate the Plan subject to the provisions of ERISA and the Code. In the event of a termination of the Plan, assets will be distributed to Participants in accordance with the provisions of the Plan.

4. PARTY-IN-INTEREST TRANSACTIONS

As Equitable is an investment manager, some investment management transactions are with a known party-in-interest as defined by ERISA Section 3(14). Such transactions are permitted by various class or statutory exemptions. Equitable provides administrative services to the Plan for which it may be reimbursed for direct expenses permitted under ERISA.

5. **INVESTMENTS**

The Plan's assets are primarily invested in separate accounts, guaranteed investment contracts, common stocks, mutual funds, collective trust funds and short-term investments. The following table sets forth the costs and fair values of the assets invested in Equitable's common stocks, mutual funds, collective trust funds and short-term investments:

	2003		2002	
	Cost	Fair Value	Cost	Fair Value
No. 3 (Mid Cap Growth Fund)	$ 45,053,705	$ 60,725,552	$ 40,201,676	$ 32,881,907
No. 4 (Equity Fund)	179,826,558	187,615,784	189,720,941	143,846,140
No. 24 (International Equity Fund)	20,511,326	26,073,801	21,375,701	21,042,007
No. 31 (Real Estate Fund)	13,262,456	13,878,510	11,334,136	11,568,808
No. 36 (S&P Index Fund)	38,858,834	44,029,535	40,509,131	35,011,168
Separate Accounts	$ 297,512,879	$ 332,323,182	$ 303,141,585	$ 244,350,030
AXA ADR fund	$ 60,374,545	$ 80,276,996	$ 54,409,942	$ 46,743,821
Common Stock Funds	$ 60,374,545	$ 80,276,996	$ 54,409,942	$ 46,743,821
EQ/Alliance Premier Growth Portfolio	35,206,591	23,225,115	42,141,043	21,329,505
EQ/Alliance Technology Portfolio	14,813,223	16,242,888	15,774,237	11,214,593
EQ/Bernstein Diversified Value Portfolio	25,504,714	28,467,145	24,327,640	21,174,809
EQ/FI Small/Mid Cap Value Portfolio	20,230,227	23,438,623	21,788,916	18,870,794
EQ/MFS Emerging Growth Companies Portfolio	30,526,548	27,222,593	36,288,470	22,626,666
AXA Premier VIP Large Cap Core Equity Portfolio	2,841,047	3,202,775	1,682,898	1,520,146
AXA Premier VIP Large Cap Growth Portfolio	5,313,579	6,031,553	2,138,887	1,936,934
AXA Premier VIP Large Cap Value Portfolio	3,851,801	4,293,609	1,710,308	1,514,838
AXA Premier VIP Small/Mid Cap Growth Portfolio	5,424,520	6,159,483	2,178,122	1,913,159
AXA Premier VIP Small/Mid Cap Value Portfolio	5,605,957	6,556,610	2,486,331	2,175,487
AXA Premier VIP International Equity Portfolio	4,381,175	5,113,838	1,407,540	1,369,472
AXA Premier VIP Technology Portfolio	6,637,505	7,214,814	1,139,593	1,004,302
AXA Premier VIP Health Care Portfolio	3,931,635	4,367,459	1,755,870	1,667,776
AXA Premier VIP Core Bond Portfolio	4,716,003	4,692,258	3,440,587	3,444,616
Mutual Funds	$ 168,984,525	$ 166,228,763	$ 158,260,442	$ 111,763,097
Pyramid Daily Value Portfolio	4,348,758	5,275,409	4,352,377	4,011,411
Collective Trust Funds	$ 4,348,758	$ 5,275,409	$ 4,352,377	$ 4,011,411
Short-Term Investments	$ 43,497,185	$ 43,497,185	$ 75,947,408	$ 75,947,408

The Plan's participation percentage in each separate account as of December 31, is as follows:

	2003	2002
No. 3 (Mid Cap Growth Fund)	55.5%	46.3%
No. 4 (Equity Fund)	27.2%	26.9%
No. 24 (International Equity Fund)	47.7%	27.8%
No. 31 (Real Estate Fund)	82.0%	78.3%
No. 36 (S&P Index Fund)	57.5%	60.8%

5. INVESTMENTS (continued)

The following presents investments that represent five percent or more of the Plan's net assets.

	2003	2002
Separate Accounts:		
No. 4 (Equity Fund)	$ 187,615,784	$ 143,846,140
Guaranteed Investment Contracts:		
Monumental Life Ins Co - Alliance	93,736,497	89,024,533
Monumental Life Ins Co - PIMCO	94,680,529	89,742,453
Short-term investments:		
JP Morgan Domestic Liquidity Fund	-	75,947,408
Common Stock		
AXA ADR Stock Fund	80,276,996	-

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year appreciated (depreciated) in value by $161,821,858 and $(145,047,722) respectively, as follows:

	Year ended December 31, 2003	2002
Changes in Fair Value as Determined by Quoted Market Price		
Separate Account Funds	$ 91,875,306	$ (84,658,518)
Common Stocks	$ 33,245,024	(15,266,770)
Mutual Funds	$ 34,930,593	(44,587,770)
Collective Trust Funds	$ 1,433,236	(711,936)
Guaranteed Investment Contracts	$ 337,699	177,272
Total	$ 161,821,858	$ (145,047,722)

5. INVESTMENTS (continued)

Investment contracts are summarized as follows:

	2003				
Investment Contracts	Effective Date	Average Yield	Contract Rate	Contract Value	Fair Value
Guaranteed Insurance Contracts:					
Allstate Life Ins Co. #6158	04/26/99	6.10%	6.10%	19,870,036	20,100,296
Allstate Life Ins Co. #IM006348	04/09/02	5.48%	5.48%	10,133,901	10,828,601
Caisse des Depots (CDC) #410-01	07/01/99	6.80%	6.80%	10,001,803	10,281,900
GE Life & Annuity Asr Co. #GS-3378	01/04/02	7.33%	7.33%	15,005,815	15,752,767
GE Life & Annuity Asr Co. #GS-3722	04/09/02	5.38%	5.38%	10,269,161	10,896,991
GE Life & Annuity Asr Co. #GS-3804	01/02/03	2.36%	2.36%	30,533,839	30,618,047
Hartford Life Insurance Company GA-106	10/01/03	2.88%	2.88%	20,142,079	19,953,331
John Hancock Life Ins. #15813	08/01/03	2.09%	2.09%	10,154,876	19,828,002
Mass Mutual Life Ins Co. # 35085	01/03/02	5.20%	5.20%	50,006,944	52,638,110
Metropolitan Life Ins Co. #25704	11/03/00	7.07%	7.07%	2,853,041	2,892,515
Metropolitan Life Ins Co. #28818	04/08/03	2.89%	2.89%	20,422,784	20,563,756
Metropolitan Life Ins Co. #28848	07/02/03	2.27%	2.27%	25,282,935	25,141,775
Monumental Life Ins Co. - Alliance	05/04/94	5.11%	5.11%	93,736,497	98,176,330
Monumental Life Ins Co. - PIMCO	01/12/98	5.36%	5.36%	94,680,529	99,317,920
Monumental Life Ins Co. #SV04243Q	04/09/02	5.37%	5.37%	10,403,459	11,016,340
Monumental Life Ins Co. #UDA00006	01/04/00	7.31%	7.31%	10,003,867	10,503,821
Monumental Life Ins Co. #00014FR	11/30/00	7.08%	7.08%	5,176,398	5,529,440
New York Life Ins Co. #30595-003	10/19/01	4.26%	4.26%	10,086,367	10,328,594
New York Life Ins Co. #30595-004	07/09/02	4.93%	4.93%	10,367,730	10,869,869
New York Life Ins Co. #30595-005	10/01/03	3.01%	3.01%	30,226,984	30,026,230
New York Life Ins Co. #31339	10/19/01	4.47%	4.47%	20,449,443	21,160,965
Prudential Ins Co.of America #7816-213	07/01/99	7.04%	7.04%	10,697,943	10,993,870
Security Life of Denver - SA-0440	01/02/03	2.89%	2.89%	15,218,176	15,426,015
Travelers Ins Companies #GR-18048	07/05/01	6.11%	6.11%	21,215,105	22,642,763
Travelers Ins Companies #GR-18353	07/09/02	5.10%	5.10%	5,126,264	5,373,312
Travelers Ins Companies #GR-18546	04/08/03	2.36%	2.36%	20,119,220	20,244,587
Travelers Ins Companies #GR-18243	04/09/02	5.76%	5.76%	20,569,514	22,016,351
Total				$602,754,710	$633,122,498

	2002				
Investment Contracts	Effective Date	Average Yield	Contract Rate	Contract Value	Fair Value
Guaranteed Insurance Contracts:					
Allstate Life Ins Co. #6158	04/26/99	6.10%	6.10%	19,866,813	20,895,704
Allstate Life Ins Co. #IM006348	04/09/02	5.48%	5.48%	10,133,901	11,036,307
Caisse des Depots (CDC) #410-01	07/01/99	6.80%	6.80%	20,000,000	20,952,909
GE Life & Annuity Asr Co. #GS-3378	01/04/02	7.33%	7.33%	15,005,815	16,429,117
GE Life & Annuity Asr Co. #GS-3722	04/09/02	5.38%	5.38%	10,269,161	11,117,858
John Hancock Life Ins. #14556	04/26/99	3.33%	3.33%	20,109,791	20,349,008
Mass Mutual Life Ins Co. # 35085	01/03/02	5.20%	5.20%	50,006,945	53,721,129
Metropolitan Life Ins Co. #24886	04/02/98	6.14%	6.14%	10,459,187	10,580,584
Metropolitan Life Ins Co. #25704	11/03/02	7.07%	7.07%	10,528,159	10,975,273
Metropolitan Life Ins Co. #25737	01/03/01	6.68%	6.68%	15,497,019	15,796,610
Metropolitan Life Ins Co. #25879	04/05/01	5.45%	5.45%	25,340,323	25,964,165
Monumental Life Ins Co. - Alliance	05/04/94	5.60%	5.60%	89,024,533	94,072,666
Monumental Life Ins Co. - PIMCO	01/12/98	5.84%	5.84%	89,742,453	94,917,626
Monumental Life Ins Co. #SV04243Q	04/09/02	5.37%	5.37%	10,390,050	11,212,458
Monumental Life Ins Co. #UDA00006	01/04/00	7.31%	7.31%	10,003,867	10,951,849
Monumental Life Ins Co. #00014FR	11/03/00	7.08%	7.08%	10,350,856	11,093,627
New York Life Ins Co. #30595-002	07/09/02	5.30%	5.30%	35,467,562	36,301,229
New York Life Ins Co. #30595-004	07/09/02	4.93%	4.93%	10,237,721	10,963,604
New York Life Ins Co. #30595-003	10/19/01	4.26%	4.26%	10,086,367	10,479,405
New York Life Ins Co. #31339	10/19/01	4.47%	4.47%	20,450,674	21,415,147
Prudential Ins Co.of America #7816-213	07/01/99	7.04%	7.04%	20,701,672	22,020,317
State Street Bank & Trust #98131	07/17/98	7.06%	7.06%	12,680,916	13,100,240
Travelers Ins Companies #GR-18048	07/05/01	6.11%	6.11%	21,215,105	23,195,648
Travelers Ins Companies #GR-18243	04/09/02	5.76%	5.76%	20,836,333	23,008,450
Travelers Ins Companies #GR-18353	07/09/02	5.10%	5.10%	5,121,376	5,522,116
Total				$573,526,599	$606,073,046

6. CONTINGENCIES

In May 2003 a class action complaint entitled Berger et. al. v. AXA Network, LLC and The Equitable Life Assurance Society of the United States was commenced in the U.S. District Court for the Northern District of Illinois that, if successful, could have the effect of increasing Plan liabilities for certain past years. Although the outcome of litigation generally cannot be predicted with certainty, the Plan Administrator believes that the ultimate resolution of the litigation should not have a material adverse effect on the financial position of the Plan.

SCHEDULE H, Part IV, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

DESCRIPTION	COST	FAIR VALUE
Assets held and invested by The Equitable Life Assurance Society of the United States under Group Annuity Contract No. 87:		
Separate Accounts:		
* No. 3 (Mid Cap Growth Fund)	$ 45,053,705	$ 60,725,552
* No. 4 (Equity Fund)	179,826,558	187,615,784
* No. 24 (International Equity Fund)	20,511,326	26,073,801
* No. 31 (Real Estate Fund)	13,262,456	13,878,510
* No. 36 (S&P Index Fund)	38,858,834	44,029,535
Total	$ 297,512,879	$ 332,323,182
Guaranteed Investment Contracts@:		
Allstate Life Ins Co. #6158	19,000,000	19,870,036
Allstate Life Ins Co. #IM006348	10,000,000	10,133,901
Caisse des Depots (CDC) #410-01	10,000,000	10,001,803
GE Life & Annuity Asr Co. #GS-3378	15,000,000	15,005,815
GE Life & Annuity Asr Co. #GS-3722	10,000,000	10,269,161
GE Life & Annuity Asr Co. #GS-3804	30,000,000	30,533,839
Hartford Life Insurance Company GA-10679A	20,000,000	20,142,079
John Hancock Life Ins. #15813	10,000,000	10,154,876
Mass Mutual Life Ins Co. # 35085	50,000,000	50,006,944
Metropolitan Life Ins Co. #25704	2,500,000	2,853,041
Metropolitan Life Ins Co. #28818	20,000,000	20,422,784
Metropolitan Life Ins Co. #28848	25,000,000	25,282,935
* Monumental Life Ins Co. - Alliance	69,090,836	93,736,497
Monumental Life Ins Co. - PIMCO	65,945,219	94,680,529
Monumental Life Ins Co. #SV04243Q	10,000,000	10,403,459
Monumental Life Ins Co. #UDA00006	10,000,000	10,003,867
Monumental Life Ins Co. #00014FR	5,000,000	5,176,398
New York Life Ins Co. #30595-005	30,000,000	30,226,984
New York Life Ins Co. #30595-004	10,000,000	10,367,730
New York Life Ins Co. #30595-003	10,000,000	10,086,367
New York Life Ins Co. #31339	20,000,000	20,449,443
Prudential Ins Co.of America #7816-213	10,000,000	10,697,943
Security Life of Denver SA-0440	15,000,000	15,218,176
Travelers Ins Companies #GR-18546	20,000,000	20,119,220
Travelers Ins Companies #GR-18048	20,000,000	21,215,105
Travelers Ins Companies #GR-18243	20,000,000	20,569,514
Travelers Ins Companies #GR-18353	5,000,000	5,126,264
Total	$ 541,536,055	$ 602,754,710

@ Guaranteed Investment Contracts are reported at contract value, rather than fair value

Common Stock:		
* AXA (American Depository Receipts) 3,739,031 shares	$ 60,374,545	$ 80,276,996

* Parties in interest

SCHEDULE H, Part IV, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
DECEMBER 31, 2003

DESCRIPTION	COST	FAIR VALUE
Mutual Funds:		
* EQ/Alliance Premier Growth Portfolio	35,206,591	23,225,115
* EQ/Alliance Technology Portfolio	14,813,223	16,242,888
* EQ/Bernstein Diversified Value Portfolio	25,504,714	28,467,145
* EQ/FI Small/Mid Cap Value Portfolio	20,230,227	23,438,623
* EQ/MFS Emerging Growth Companies Portfolio	30,526,548	27,222,593
* AXA Premier VIP Large Cap Core Equity Portfolio	2,841,047	3,202,775
* AXA Premier VIP Large Cap Growth Portfolio	5,313,579	6,031,553
* AXA Premier VIP Large Cap Value Portfolio	3,851,801	4,293,609
* AXA Premier VIP Small/Mid Cap Growth Portfolio	5,424,520	6,159,483
* AXA Premier VIP Small/Mid Cap Value Portfolio	5,605,957	6,556,610
* AXA Premier VIP International Equity Portfolio	4,381,175	5,113,838
* AXA Premier VIP Technology Portfolio	6,637,505	7,214,814
* AXA Premier VIP Health Care Portfolio	3,931,635	4,367,459
* AXA Premier VIP Core Bond Portfolio	4,716,003	4,692,258
Total Mutual Funds	$ 168,984,525	$ 166,228,763
Collective Trust Fund:		
* Pyramid Daily Value Portfolio	4,348,758	5,275,409
Total Collective Trust Fund	$ 4,348,758	$ 5,275,409
Short-Term Investments:		
JP Morgan Domestic Liquidity Fund	$ 43,497,185	$ 43,497,185
Total Short-Term Investments	$ 43,497,185	$ 43,497,185
Loans Due From Plan Participants:		
2,738 loans with interest rates ranging from 6.00% to 13.26% with maturities extending to December, 2008.	18,373,088	18,373,088
TOTAL INVESTMENTS	$ 1,134,627,035	$ 1,248,729,333

NOTE: The Plan values short-term investments at amortized cost which approximates fair value. The short-term investments are recorded at amortized cost and accordingly show no unrealized appreciation (depreciation).

* Parties in interest

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation, by reference, in the Registration Statement No. 33-67424 of The Equitable Life Assurance Society of the United States on Form S-8 of our report dated June 25, 2004 relating to the financial statements of The Investment Plan for Employees, Managers and Agents as of and for the years ended December 31, 2003 and 2002, and related supplemental schedule, which appear in the December 31, 2003 Annual Report on Form 11-K of The Investment Plan for Employees, Managers and Agents.

Mitchell & Titus, LLP

New York, New York
June 25, 2004

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS
(Name of Plan)

Dated: June 28, 2004

MaryBeth Farrell
Plan Trustee, the Officers Committee on Benefit Plans and Executive Vice President of The Equitable Life Assurance Society of the United States, Plan Sponsor

Dated: June 28, 2004

Suzanne Taranto
Senior Vice President of The Equitable Life Assurance Society of the United States, Plan Sponsor